Filed Pursuant to Rule 433

Registration No. 333-290056

Issuer Free Writing Prospectus, dated May 6, 2026

PRICING TERM SHEET

MAY 6, 2026

Viridian Therapeutics, Inc.

Offerings of

$225.0 Million Aggregate Principal Amount of 1.75% Convertible Senior Notes due 2032

7,352,942 Shares of Common Stock

The information in this pricing term sheet supplements (i) Viridian Therapeutics, Inc.’s (“Viridian”) preliminary prospectus supplement, dated May 5, 2026 (the “Convertible Notes Preliminary Prospectus Supplement”), relating to an offering of convertible senior notes (the “Convertible Notes Offering”), and (ii) Viridian’s preliminary prospectus supplement, dated May 5, 2026 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of Common Stock (the “Common Stock Offering”), and, in each case, the accompanying prospectus, dated September 5, 2025, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. This pricing term sheet supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement to the extent inconsistent with the information in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement, respectively. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Viridian and “Common Stock” refers to the common stock, par value $0.01 per share, of Viridian. Viridian has increased the size of the Convertible Notes Offering to $225,000,000 from the previously announced $150,000,000. In addition, Viridian has increased the size of the Common Stock Offering to $125,000,000 from the previously announced $100,000,000. The final prospectus supplements relating to the Convertible Notes Offering and the Common Stock Offering will reflect conforming changes relating to such increase to the size of the Convertible Notes Offering and the Common Stock Offering, respectively.

Issuer:	Viridian Therapeutics, Inc.

Ticker / Exchange for Our Common Stock:	“VRDN” / The Nasdaq Capital Market

Last Reported Sale Price per Share of the Common Stock on May 6, 2026:	$17.53

Convertible Notes Offering

Securities:	1.75% Convertible Senior Notes due 2032 (the “Notes”)

Offering Size:	$225.0 million aggregate principal amount of Notes (or $250.0 million aggregate principal amount if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Maturity Date:	May 15, 2032, unless earlier converted, redeemed or repurchased

Issue Price:	100% of principal amount per Note

Underwriting Discount:	3.00% of the principal amount of the Notes, and $6.75 million in the aggregate (or $7.5 million in the aggregate, if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Interest:	1.75% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026. In addition, special interest will accrue on the Notes in the circumstances described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Events of Default—Special Interest as Sole Remedy for Certain Reporting Defaults.”

Trade Date:	May 7, 2026

Settlement Date for the Convertible Notes Offering:	T+2; May 11, 2026

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the Settlement Date for the Convertible Notes Offering will be required, by virtue of the fact that the Notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding the Settlement Date for the Convertible Notes Offering should consult their own advisors.

Use of Proceeds:	We estimate that the net proceeds to us from the Convertible Notes Offering will be approximately $217.7 million (or approximately $242.0 million if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full), in each case, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the Convertible Notes Offering, together with the net proceeds from the Common Stock Offering, to repay all outstanding indebtedness under the Hercules Loan and Security Agreement (as defined in the Convertible Notes Preliminary Prospectus Supplement), to fund market expansion studies for our TED franchise, and to advance the research and development of our earlier pipeline, as well as for working capital and other general corporate purposes.

See “Use of Proceeds” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP / ISIN:	CUSIP: 92790C AB0 / ISIN: US92790CAB00

Denominations / Multiple:	$1,000 / $1,000

Initial Conversion Rate:	40.5680 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $24.65 per share of Common Stock

Conversion Premium:	Approximately 45% above the Public Offering Price per Share of Common Stock in the Common Stock Offering (as set forth below)

Joint Book-Running Managers:	Jefferies LLC Leerink Partners LLC Goldman Sachs & Co. LLC

Lead Manager:	LifeSci Capital LLC

Listing:	None

Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change

If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares of Common Stock (the “Additional Shares”) set forth in the table below corresponding (after interpolation as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental Change Effective Date	Stock Price
	$17.00	$20.00	$24.65	$28.00	$32.04	$50.00	$75.00	$115.00	$175.00	$250.00
May 11, 2026	18.2555	14.0405	9.8759	7.9025	6.1960	2.5968	1.0291	0.2819	0.0259	0.0000
May 15, 2027	18.2555	14.0405	9.7343	7.6954	5.9516	2.3704	0.8895	0.2212	0.0094	0.0000
May 15, 2028	18.2555	13.9910	9.4280	7.3268	5.5568	2.0578	0.7156	0.1570	0.0000	0.0000
May 15, 2029	18.2555	13.6615	8.8710	6.7171	4.9441	1.6370	0.5079	0.0910	0.0000	0.0000
May 15, 2030	18.2555	12.9875	7.9189	5.7296	3.9994	1.0914	0.2841	0.0344	0.0000	0.0000
May 15, 2031	18.2555	11.6790	6.1736	4.0061	2.4616	0.4480	0.0947	0.0041	0.0000	0.0000
May 15, 2032	18.2555	9.4320	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of Additional Shares will be determined by straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $250.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $17.00 (subject to adjustment in the same manner), per share of our Common Stock, then no Additional Shares of our Common Stock will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 58.8235 shares of our Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

Common Stock Offering

Securities:	7,352,942 shares of Common Stock (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 8,455,883 shares of Common Stock)

Offering Size:	$125.0 million (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock, $143.75 million)

Public Offering Price per Share of Common Stock:	$17.00

Underwriting Discount per Share of Common Stock:	$1.02 per share of Common Stock and approximately $7.5 million in the aggregate (or approximately $8.625 million in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock)

Trade Date:	May 7, 2026

Settlement Date for the Common Stock Offering:	T+2; May 11, 2026

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Common Stock prior to the business day preceding the Settlement Date for the Common Stock Offering will be required, by virtue of the fact that the Common Stock initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Common Stock who wish to trade the Common Stock prior to the business day preceding the Settlement Date for the Common Stock Offering should consult their own advisors.

Use of Proceeds:	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $117.0 million (or approximately $134.6 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of our Common Stock in full), in each case, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from the Common Stock Offering, together with the net proceeds from the Convertible Notes Offering, to repay all outstanding indebtedness under the Hercules Loan and Security Agreement (as defined in the Common Stock Preliminary Prospectus Supplement), to fund market expansion studies for our TED franchise, and to advance the research and development of our earlier pipeline, as well as for working capital and other general corporate purposes.

See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement.

Joint Book-Running Managers:	Jefferies LLC Leerink Partners LLC Goldman Sachs & Co. LLC

Lead Managers:	LifeSci Capital LLC Wedbush Securities Inc.

CUSIP / ISIN Numbers for the Common Stock:	CUSIP: 92790C104 / ISIN: US92790C1045

We have filed a registration statement (including a prospectus), the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement with the SEC for the offerings to which this communication relates. Before you invest, you should read the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable, and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282 (Tel: 866-471-2526) or by e-mail at prospectus-ny@ny.email.gs.com.

The information in this pricing term sheet is not a complete description of the Notes, the Convertible Notes Offering, the Common Stock or the Common Stock Offering. You should rely only on the information contained or incorporated by reference in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes or the Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.